Adecoagro S.A.

Condensed Consolidated Interim Financial Statements as of September 30, 2022 and for the nine and three-month periods ended September 30, 2022 and 2021

Legal information

Denomination: Adecoagro S.A.
Legal address: Vertigo Naos Building, 6, Rue Eugène Ruppert, L-2453, Luxembourg

Company activity: Agricultural and agro-industrial
Date of registration: June 11, 2010
Expiration of company charter: No term defined
Number of register (RCS Luxembourg): B153.681
Issued Capital Stock: 111,381,815 common shares (Note 21)
Outstanding Capital Stock: 109,449,187 common shares
Treasury Shares: 1,932,628 common shares

Adecoagro S.A.
Condensed Consolidated Interim Statements of Income
for the nine-month and three-month periods ended September 30, 2022 and 2021
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Nine-months ended September 30,		Three-months ended September 30,
	Note	2022	2021	2022	2021

		(unaudited)
Sales of goods and services rendered	4	976,100	790,177	386,063	325,616
Cost of goods sold and services rendered	5	(780,878)	(583,507)	(303,497)	(244,706)
Initial recognition and changes in fair value of biological assets and agricultural produce	15	181,367	182,885	48,503	70,435
Changes in net realizable value of agricultural produce after harvest		(23,791)	(10,313)	(5,075)	(1,507)
Margin on manufacturing and agricultural activities before operating expenses		352,798	379,242	125,994	149,838
General and administrative expenses	6	(64,981)	(49,216)	(23,700)	(18,121)
Selling expenses	6	(103,969)	(82,821)	(41,446)	(32,775)
Other operating income/(expense), net	8	3,537	(11,851)	3,325	299
Bargain purchase gain	20	12,055	—	(310)	—
Profit from operations		199,440	235,354	63,863	99,241
Finance income	9	17,167	13,903	(11,296)	(9,522)
Finance costs	9	(101,545)	(116,701)	(22,544)	(42,073)
Other financial results - Net gain / (loss) of inflation effects on the monetary items	9	14,677	8,219	(2,599)	4,582
Financial results, net	9	(69,701)	(94,579)	(36,439)	(47,013)
Profit before income tax		129,739	140,775	27,424	52,228
Income tax expense	10	(23,865)	(68,811)	(4,834)	(15,265)
Profit for the period		105,874	71,964	22,590	36,963
Attributable to:
Equity holders of the parent		104,892	71,738	22,548	36,659
Non-controlling interest		982	226	42	304

Earnings per share attributable to the equity holders of the parent during the period:
Basic earnings per share		0.949	0.618	0.205	0.318
Diluted earnings per share		0.946	0.615	0.205	0.316

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Comprehensive Income
for the nine-month and three-month periods ended September 30, 2022 and 2021
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Nine-months ended September 30,		Three-months ended September 30,
	2022	2021	2022	2021

	(unaudited)

Profit for the period	105,874	71,964	22,590	36,963
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	104,772	88,785	12,693	12,415
Cash flow hedge, net of tax (Note 2)	15,211	27,838	2,385	7,974
Items that will not be reclassified to profit or loss:
Revaluation surplus net of tax	(56,310)	(106,076)	(3,345)	(15,255)
Other comprehensive income	63,673	10,547	11,733	5,134
Total comprehensive income for the period	169,547	82,511	34,323	42,097

Attributable to:
Equity holders of the parent	167,118	84,832	33,360	42,186
Non-controlling interest	2,429	(2,321)	963	(89)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Financial Position
as of September 30, 2022 and December 31, 2021
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		September 30,	December 31,
	Note	2022	2021
		(unaudited)
ASSETS
Non-Current Assets
Property, plant and equipment	11	1,553,517	1,422,623
Right of use assets	12	332,639	260,776
Investment property	13	33,330	32,132
Intangible assets	14	36,026	31,337
Biological assets	15	26,519	19,355
Deferred income tax assets	10	16,911	10,321
Trade and other receivables, net	17	41,009	42,231
Derivative financial instruments	16	2,140	757
Other assets		1,618	1,071
Total Non-Current Assets		2,043,709	1,820,603
Current Assets
Biological assets	15	161,582	175,823
Inventories	18	372,841	239,524
Trade and other receivables, net	17	237,983	145,849
Derivative financial instruments	16	890	828
Other assets		—	8
Restricted short-term investment	16	79,365	—
Cash and cash equivalents	19	159,362	199,766
Total Current Assets		1,012,023	761,798
TOTAL ASSETS		3,055,732	2,582,401
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	21	167,073	183,573
Share premium	21	801,326	851,060
Cumulative translation adjustment		(456,226)	(514,609)
Equity-settled compensation		16,694	16,073
Cash flow hedge		(45,722)	(60,932)
Other reserves		122,174	106,172
Treasury shares		(2,902)	(16,909)
Revaluation surplus		278,615	289,982
Reserve from the sale of non-controlling interests in subsidiaries		41,574	41,574
Retained earnings		203,833	115,735
Equity attributable to equity holders of the parent		1,126,439	1,011,719
Non-controlling interest		38,540	36,111
TOTAL SHAREHOLDERS EQUITY		1,164,979	1,047,830
LIABILITIES
Non-Current Liabilities
Trade and other payables	23	14,646	284
Borrowings	24	742,637	705,487
Lease liabilities	25	260,022	201,718
Deferred income tax liabilities	10	306,773	265,848
Payroll and social security liabilities	26	1,315	1,243
Derivatives financial instruments	16	47	—
Provisions for other liabilities	27	2,582	2,565
Total Non-Current Liabilities		1,328,022	1,177,145
Current Liabilities
Trade and other payables	23	168,328	168,746
Current income tax liabilities		1,162	1,625
Payroll and social security liabilities	26	31,627	25,051
Borrowings	24	312,112	112,164
Lease liabilities	25	48,422	45,136
Derivative financial instruments	16	505	1,283
Provisions for other liabilities	27	575	3,421
Total Current Liabilities		562,731	357,426
TOTAL LIABILITIES		1,890,753	1,534,571
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		3,055,732	2,582,401

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the nine-month periods ended September 30, 2022 and 2021
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 21)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Other reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2021	183,573	902,815	(555,044)	14,795	(90,689)	83,406	(7,630)	343,570	41,574	8,671	925,041	38,683	963,724
Profit for the period	—	—	—	—	—	—	—	—	—	71,738	71,738	226	71,964
Other comprehensive income:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	31,263	—	—	—	—	51,197	—	—	82,460	6,325	88,785
Cash flow hedge (*)	—	—	—	—	27,837	—	—	—	—	—	27,837	1	27,838
Revaluation of surplus (**)	—	—	—	—	—	—	—	(97,203)	—	—	(97,203)	(8,873)	(106,076)
Other comprehensive income for the period	—	—	31,263	—	27,837	—	—	(46,006)	—	—	13,094	(2,547)	10,547
Total comprehensive income for the period	—	—	31,263	—	27,837	—	—	(46,006)	—	71,738	84,832	(2,321)	82,511

Reserves for the benefit of government grants (1)	—	—	—	—	—	17,162	—	—	—	(17,162)	—	—	—
- Restricted shares and restricted units (Note 22):
Value of employee services	—	—	—	4,224	—	—	—	—	—	—	4,224	—	4,224
Vested	—	3,594	—	(4,142)	—	734	262	—	—	—	448	—	448
Forfeited	—	—	—	—	—	2	(2)	—	—	—	—	—	—
Granted	—	—	—	—	—	(1,592)	1,592	—	—	—	—	—	—
-Purchase of own shares (Note 21)	—	(45,308)	—	—	—	—	(8,740)	—	—	—	(54,048)	—	(54,048)
Balance at September 30, 2021 (unaudited)	183,573	861,101	(523,781)	14,877	(62,852)	99,712	(14,518)	297,564	41,574	63,247	960,497	36,362	996,859
(*) Net of 1,152 of Income tax.
(**) Net of 21,784 of Income tax.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy business).
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
for the nine-month periods ended September 30, 2022 and 2021 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 21)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Cash flow hedge	Other reserves	Treasury shares	Revaluation surplus	Reserve from the sale of non-controlling interests in subsidiaries	Retained Earnings	Subtotal	Non-Controlling Interest	Total Shareholders’ Equity

Balance at January 1, 2022	183,573	851,060	(514,609)	16,073	(60,932)	106,172	(16,909)	289,982	41,574	115,735	1,011,719	36,111	1,047,830
Profit for the period	—	—	—	—	—		—	—	—	104,892	104,892	982	105,874
Other comprehensive loss:
- Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	—	—	58,383	—	—	—	—	40,618	—	—	99,001	5,771	104,772
Cash flow hedge (*)	—	—	—	—	15,210	—	—	—	—	—	15,210	1	15,211
- Items that will not be reclassified to profit or loss:
Revaluation surplus (**)	—	—	—	—	—	—	—	(51,985)	—	—	(51,985)	(4,325)	(56,310)
Other comprehensive income for the period	—	—	58,383	—	15,210	—	—	(11,367)	—	—	62,226	1,447	63,673
Total comprehensive income for the period	—	—	58,383	—	15,210	—	—	(11,367)	—	104,892	167,118	2,429	169,547

- Reduction of issued share capital of the company (Note 21):	(16,500)	—	—	—	—	—	16,500	—	—	—	—	—	—
- Reserves for the benefit of government grants (1)	—	—	—	—	—	16,794	—	—	—	(16,794)	—	—	—
- Employee share options (Note 21):
Exercised	—	2,432	—	(778)	—	—	470	—	—	—	2,124	—	2,124
- Restricted shares and restricted units (Note 22):
Value of employee services	—	—	—	5,465	—	—	—	—	—	—	5,465	—	5,465
Vested	—	4,647	—	(4,066)	—	1,243	—	—	—	—	1,824	—	1,824
Forfeited	—	—	—	—	—	71	(71)	—	—	—	—	—	—
Granted	—	—	—	—	—	(2,106)	2,106	—	—	—	—	—	—
- Purchase of own shares (Note 21)	—	(21,813)	—	—	—	—	(4,998)	—	—	—	(26,811)	—	(26,811)
- Dividends to shareholders (Note 21)	—	(35,000)	—	—	—	—	—	—	—	—	(35,000)	—	(35,000)
Balance at September 30, 2022 (unaudited)	167,073	801,326	(456,226)	16,694	(45,722)	122,174	(2,902)	278,615	41,574	203,833	1,126,439	38,540	1,164,979

(*) Net of (7,512) of Income tax.
(**) Net of (30,495) of Income tax.
(1) Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values in our Sugar, ethanol and energy
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the nine-month periods ended September 30, 2022 and 2021
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	September 30, 2022	September 30, 2021
		(unaudited)
Cash flows from operating activities:
Profit for the period		105,874	71,964
Adjustments for:
Income tax expense	10	23,865	68,811
Depreciation of property, plant and equipment	11	135,741	137,495
Amortization of intangible assets	14	1,461	1,177
Depreciation of right of use assets	12	47,867	35,723
Gain from disposal of other property items	8	(2,962)	(2,164)
Bargain purchase gain	20	(12,055)	—
Net loss from the Fair value adjustment of Investment properties	13	3,878	2,303
Equity settled share-based compensation granted	7	7,422	4,545
Loss from derivative financial instruments	8, 9	6,183	13,294
Interest, finance cost related to lease liabilities and other financial expense, net	9	56,339	64,885
Initial recognition and changes in fair value of non harvested biological assets (unrealized)		(56,886)	(3,881)
Changes in net realizable value of agricultural produce after harvest (unrealized)		3,572	2,387
Provision and allowances		282	923
Net gain of inflation effects on the monetary items	9	(14,677)	(8,219)
Foreign exchange gains, net	9	(12,642)	(9,611)
Cash flow hedge – transfer from equity	9	35,575	43,707
Subtotal		328,837	423,339
Changes in operating assets and liabilities:
Increase in trade and other receivables		(103,135)	(66,780)
Increase in inventories		(59,106)	(190,365)
Decrease in biological assets		87,248	86,137
(Increase) / decrease in other assets		(865)	12
(Increase) in derivative financial instruments		(9,387)	(25,400)
Decrease in trade and other payables		(109,947)	(14,632)
Decrease in payroll and social security liabilities		8,253	4,444
(Decrease) in provisions for other liabilities		(175)	(203)
Net cash generated from operating activities before taxes paid		141,723	216,552
Income tax paid		(5,547)	(1,809)
Net cash generated from operating activities	(a)	136,176	214,743

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Condensed Consolidated Interim Statements of Cash Flows
for the nine-month periods ended September 30, 2022 and 2021 (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	September 30, 2022	September 30, 2021
		(unaudited)
Cash flows from investing activities:
Acquisition of a business, net of cash and cash equivalents acquired	20	1,603	—
Purchases of property, plant and equipment	11	(173,529)	(163,624)
Purchases of cattle and non-current biological assets		(8,214)	(8,765)
Purchases of intangible assets	14	(2,034)	(1,560)
Interest received and others		4,343	3,191
Proceeds from sale of property, plant and equipment		1,103	2,797
Proceeds from sale of farmlands and other assets	27	14,879	8,099
Acquisition of short-term investment	16	(79,365)	—
Net cash used in investing activities	(b)	(241,214)	(159,862)

Cash flows from financing activities:
Proceeds from equity settled share-based compensation exercise		2,124	—
Proceeds from long-term borrowings		42,528	4,300
Payments of long-term borrowings		(14,364)	(103,985)
Proceeds from short-term borrowings		310,061	217,589
Payment of short-term borrowings		(117,444)	(162,701)
Proceeds of derivatives financial instruments		115	2,257
Lease payments		(72,081)	(51,317)
Interest paid	(c)	(28,982)	(44,950)
Prepayment related expenses		—	(3,068)
Purchase of own shares		(26,810)	(54,048)
Dividends paid to non-controlling interest		—	(12)
Dividends to shareholders	21	(17,500)	—
Net cash used in financing activities	(d)	77,647	(195,935)
Net decrease in cash and cash equivalents		(27,391)	(141,054)
Cash and cash equivalents at beginning of period	19	199,766	336,282
Effect of exchange rate changes and inflation on cash and cash equivalents	(e)	(13,013)	(5,525)
Cash and cash equivalents at end of period	19	159,362	189,703

For non-cash transactions related to Acquisition of subsidiaries of Viterra in Argentina and Uruguay see Note 20

(a) Includes (17,218) and (8,527) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for September 30, 2022 and 2021, respectively.
(b) Includes (2,787) and (3,090) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for September 30, 2022 and 2021, respectively.
(c) Includes 21 and (8) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for September 30, 2022 and 2021, respectively.
(d) Includes 23,983 and 14,990 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for September 30, 2022 and 2021, respectively.
(e) Includes (3,978) and (3,373) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for September 30, 2022 and 2021, respectively.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.    General information

Adecoagro S.A. (the "Company" or "Adecoagro") is the Group’s ultimate parent company and is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the "Group". These activities are carried out through three major lines of business, namely, Farming; Sugar, Ethanol and Energy and Land Transformation. Farming is further comprised of three reportable segments, which are described in detail in Note 3 to these condensed consolidated interim financial statements.

Adecoagro is a public company listed in the New York Stock Exchange as a foreign registered company under the symbol of AGRO.

These condensed consolidated interim financial statements have been approved for issue by the Board of Directors on November 8, 2022.

2.    Financial risk management

Risk management principles and processes

The Group is exposed to several risks arising from financial instruments including price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk. A thorough explanation of the Group´s risks and the Group´s approach to the identification, assessment and mitigation of risks is included in Note 2 to the annual financial statements. There have been no significant changes to the Group's exposure and risk management principles and processes since December 31, 2021 and refers readers to the annual financial statements for information.

However, the Group considers that the following tables below provide useful information to understand the Group´s interim results for the nine month period ended September 30, 2022. These disclosures do not appear in any particular order of potential materiality or probability of occurrence.

In Argentina, past economic events forced the government to impose certain restrictions in the exchange markets, such as:

–Dividends payments to non residents.
–Set specific deadlines to enter and settle exports
–Prior authorization of the BCRA for the formation of external assets for companies
–Prior authorization of the BCRA for the payment of debts related to companies abroad
–Deferral of payment of certain public debt instruments.
–Fuel price control
–Some restrictions to exports
–Restrictions to imports

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

•Exchange rate risk

The following tables show the Group’s net monetary position broken down by various currencies for each functional currency in which the Group operates at September 30, 2022. All amounts are shown in US dollars.

	September 30, 2022
	(unaudited)
	Functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Argentine Peso	(166,053)	—	—	—	(166,053)
Brazilian Reais	—	(468,684)	—	—	(468,684)
US Dollar	(192,132)	(323,576)	35,876	877	(478,955)
Uruguayan Peso	—	—	(1,174)	—	(1,174)
Total	(358,185)	(792,260)	34,702	877	(1,114,866)

The Group’s analysis shown on the tables below is carried out based on the exposure of each functional currency subsidiary against the US dollar. The Group estimated that, other factors being constant, a 10% appreciation of the US dollar against the respective functional currencies for the period ended September 30, 2022 would have decreased the Group’s Profit before income tax for the period. A 10% depreciation of the US dollar against the functional currencies would have an equal and opposite effect on the income statement.

A portion of this effect would be recognized as other comprehensive income since a portion of the Company’s borrowings was used as cash flow hedge of the foreign exchange rate risk of a portion of its highly probable future sales in US dollars (see Hedge Accounting - Cash Flow Hedge below for details).

	September 30, 2022
	(unaudited)
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
US Dollar	(19,213)	(32,358)	3,588	(47,983)
(Decrease) or increase in Profit before income tax	(19,213)	(32,358)	3,588	(47,983)

Hedge Accounting - Cash flow hedge

Effective July 1, 2013, the Group formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars, currency forwards and foreign currency floating-to-fixed interest rate swaps.

The Group expects that the cash flows will occur and affect profit or loss between 2022 and 2024.

For the period ended September 30, 2022, a loss before income tax of US$ 11,598 was recognized in other comprehensive income and a loss of US$ 35,145 was reclassified from equity to profit or loss within “Financial results, net”.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

•Interest rate risk

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans at September 30, 2022 (all amounts are shown in US dollars):

	September 30, 2022
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
Fixed rate:
Argentine Peso	196,580	—	—	—	196,580
Brazilian Reais	—	5,829	—	—	5,829
US Dollar	107,599	385,387	—	155,245	648,231
Subtotal Fixed-rate borrowings	304,179	391,216	—	155,245	850,640
Variable rate:
Brazilian Reais	—	183,789	—	—	183,789
US Dollar	19,874	446	—	—	20,320
Subtotal Variable-rate borrowings	19,874	184,235	—	—	204,109
Total borrowings as per analysis	324,053	575,451	—	155,245	1,054,749

At September 30, 2022, if interest rates on floating-rate borrowings had been 1% higher (or lower) with all other variables held constant, Profit before income tax for the period would decrease as follows:

	September 30, 2022
	(unaudited)
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Total
Variable rate:
Brazilian Reais	—	(1,838)	(1,838)
US Dollar	(199)	(4)	(203)
Decrease in profit before income tax	(199)	(1,842)	(2,041)

•Credit risk

As of September 30, 2022, five banks accounted for more than 80% of the total cash deposited (J.P. Morgan, Banco do Brasil, PPI, Banco Galicia and Itaú).

•Derivative financial instruments

The following table shows the outstanding positions for each type of derivative contract as of September 30, 2022:

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.    Financial risk management (continued)

▪    Futures / Options

	September 30, 2022
Type of	Quantities (thousands) (**)	Notional	Market	Profit / (Loss) (*)
derivative contract		amount	Value Asset/ (Liability)
			(unaudited)	(unaudited)
Futures:
Sale
Corn	5	1,020	(84)	(84)
Soybean	19	6,674	1	1
Wheat	16	4,718	(422)	(422)
Sugar	61	3,729	857	608
Total	101	16,141	352	103

(*) Included in line "Gain / (Loss) from commodity derivative financial instruments" Note 8.
(**) All quantities expressed in tons except otherwise indicated.

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

▪Other derivative financial instruments

Floating-to-fixed interest rate swaps

In April 2022 the Group's subsidiary in Brazil, Usina Monte Alegre entered into a R$ 20 million loan with Itaú BBA. The loan bears interest at a fixed rate of 13,23% p.a. At the same moment and with the same bank, the Company entered into a swap operation, with the intention to effectively convert the fixed interest rate into a variable interest rate denominated in CDI (an interbank floating interest rate in Reais), plus a fixed rate of 1,29% a.a. The swap matures according to the due date of the loan, in March 24, 2024 and resulted in a recognition of a loss of US$ 90 thousand in 2022.

In December 2020 the Group's subsidiary in Brazil, Adecoagro Vale do Ivinhema entered into a interest rate swap operation with Itaú BBA in an aggregate amount of US$ 400 million. In these operation Adecoagro Vale do Ivinhema receives IPCA (Extended National Consumer Price Index) plus 4,24% per year, and pays CDI (an interbank floating interest rate in Reais) plus 1,85% per year. This swap expires semiannually until December 2026. This contract resulted in a recognition of a gain of US$ 1.8 million in 2022 ( loss of US$ 280 thousand in 2021).

Gain and losses on currency forward contracts are included within “Financial results, net” in the statement of income.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM evaluates the business based on the differences in the nature of its operations, products and services. The amount reported for each segment item is the measure reported to the CODM for these purposes.

The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

•The Group’s ‘Farming’ line of business is further comprised of three reportable segments:

▪    The Group’s ‘Crops’ Segment consists of planting, harvesting, sale and processing grains, oilseeds and fibers (including wheat, corn, soybeans, cotton, sunflowers and peanuts, among others), and to a lesser extent the provision of grain warehousing/conditioning, handling and drying services to third parties, and the purchase and sale of crops produced by third parties. Each underlying crop in the Crops segment does not represent a separate operating segment. Management seeks to maximize the use of the land through the cultivation of one or more type of crops. Types and surface amount of crops cultivated may vary from harvest year to harvest year depending on several factors, some of them out of the Group´s control. Management is focused on the long-term performance of the productive land, and to that extent, the performance is assessed considering the aggregated combination, if any, of crops planted in the land. A single manager is responsible for the management of operating activity of all crops rather than for each individual crop.

▪    The Group’s ‘Rice’ Segment consists of planting, harvesting, processing and marketing rice;

▪    The Group’s ‘Dairy’ Segment consists of producing, processing and marketing raw milk and industrialized products, including UHT, cheese and powder milk among others;;

▪    The Group’s ‘All Other Segments’ column consists of the aggregation of the remaining non-reportable operating segments, which do not meet the quantitative thresholds for disclosure and for which the Group's management does not consider them to be significance Coffee and Cattle.

•The Group’s ‘Sugar, Ethanol and Energy’ Segment consists of cultivating sugarcane which is processed in owned sugar mills, transformed into ethanol, sugar and electricity and marketed;

•The Group’s ‘Land Transformation’ Segment comprises the (i) identification and acquisition of underdeveloped and undermanaged farmland businesses; and (ii) realization of value through the strategic disposition of assets (generating profits).

Certain other activities of a holding function nature not allocable to the segments are disclosed ‘Corporate’ segment.

Total segment assets and liabilities are measured in a manner consistent with that of the consolidated financial statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset.

Effective July 1, 2018, the Group applied IAS 29 “Financial Reporting in Hyperinflationary Economies” (“IAS 29”) to its operations in Argentina. IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of entities whose functional currency is that of a hyperinflationary economy be adjusted for the effects of changes in the general price index and be expressed in terms of the current unit of measurement at the closing date of the reporting period (“inflation accounting”). In order to determine whether an economy is classified as hyperinflationary, IAS 29 sets forth a series of factors to be considered, including whether the amount of cumulative inflation nears or exceeds a threshold of 100%. Accordingly, Argentina has been classified as a hyperinflationary economy under the terms of IAS 29 from July 1, 2018.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

According to IAS 29, all Argentine Peso-denominated non-monetary items in the statement of financial position are adjusted by applying a general price index from the date they were initially recognized to the end of the reporting period. Likewise, all Argentine Peso-denominated items in the statement of income should be expressed in terms of the measuring unit current at the end of the reporting period, consequently, income statement items are adjusted by applying a general price index on a monthly basis from the dates they were initially recognized in the financial statements to the end of the reporting period. This process is called “re-measurement”.

Once the re-measurement process is completed, all Argentine Peso denominated accounts are translated into U.S. Dollars, the Group’s reporting currency, applying the guidelines in IAS 21 “The Effects of Changes in Foreign Exchange Rates”(“IAS 21”). IAS 21 requires that amounts be translated at the closing rate at the date of the most recent statement of financial position. This process is called “translation”.

The re-measurement and translation processes are applied on a monthly basis until year-end. Due to this process, the re-measured and translated results of operations for a given month are subject to change until year-end, affecting comparison and analysis.

Following the adoption of IAS 29 to the Argentine operations of the Group, management revised the information reviewed by the CODM. Accordingly, as from July 1, 2018, (commencement of hyper-inflation accounting in Argentina), the information provided to the CODM departs from the application of IAS 29 and IAS 21 re-measurement and translation processes as follows. The segment results of the Argentinean operations for each reporting period were adjusted for inflation and translated into the Group’s reporting currency using the reporting period average exchange rate. The translated amounts were not subsequently re-measured and translated in accordance with the IAS 29 and IAS 21 procedures outlined above. From January 1, 2018 through June 30, 2018, the Group’s segment results were still based on the IFRS measurement principles adopted until June 30, 2018.

In order to evaluate the economic performance of businesses on a monthly basis, results of operations in Argentina are based on monthly data that have been adjusted for inflation and converted into the average exchange rate of the U.S. Dollar each month. These already converted figures are subsequently not readjusted and reconverted as described above under IAS 29 and IAS 21. It should be noted that this translation methodology for evaluating segment information is the same that the company uses to translate results of operation from its other subsidiaries from other countries that have not been designated hyperinflationary economies because it allows for a more accurate analysis of the economic performance of its business as a whole.

The Group’s CODM believes that the exclusion of the re-measurement and translation processes from the segment reporting structure allows for a more useful presentation and facilitates period-to-period comparison and performance analysis.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

The following tables show a reconciliation of each reportable segment for the nine-month periods ended September 30, 2022 and 2021, as per the information reviewed by the CODM and the reportable segment measured in accordance with IAS 29 and IAS 21 as per the consolidated financial statements.

September 30, 2022	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	220,993	2,344	223,337	138,974	1,124	140,098	181,504	2,893	184,397
Cost of goods and services rendered	(205,228)	(2,422)	(207,650)	(114,034)	(1,246)	(115,280)	(156,210)	(2,428)	(158,638)
Initial recognition and changes in fair value of biological assets and agricultural produce	64,948	2,821	67,769	14,952	954	15,906	19,634	442	20,076
Gain from changes in net realizable value of agricultural produce after harvest	(22,506)	(351)	(22,857)	—	—	—	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	58,207	2,392	60,599	39,892	832	40,724	44,928	907	45,835
General and administrative expenses	(11,100)	(361)	(11,461)	(9,440)	(223)	(9,663)	(7,986)	(113)	(8,099)
Selling expenses	(23,257)	(334)	(23,591)	(23,318)	(367)	(23,685)	(20,727)	(599)	(21,326)
Other operating income, net	637	(736)	(99)	649	—	649	(110)	(5)	(115)
Bargain purchase gain	—	—	—	11,976	79	12,055	—	—	—
Profit from Operations Before Financing and Taxation	24,487	961	25,448	7,783	242	8,025	16,105	190	16,295

Depreciation of Property, plant and equipment and amortization of Intangible assets	(5,769)	(178)	(5,947)	(7,470)	(225)	(7,695)	(7,494)	(238)	(7,732)

September 30, 2022	All other segments			Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	4,034	48	4,082	—	—	—	969,691	6,409	976,100
Cost of goods and services rendered	(3,494)	(27)	(3,521)	—	—	—	(774,755)	(6,123)	(780,878)
Initial recognition and changes in fair value of biological assets and agricultural produce	(122)	21	(101)	—	—	—	177,129	4,238	181,367
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	—	—	—	(23,440)	(351)	(23,791)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	418	42	460	—	—	—	348,625	4,173	352,798
General and administrative expenses	(184)	(5)	(189)	(18,719)	(710)	(19,429)	(63,563)	(1,418)	(64,981)
Selling expenses	(210)	(3)	(213)	(115)	(8)	(123)	(102,658)	(1,311)	(103,969)
Other operating income, net	(3,645)	(264)	(3,909)	(35)	23	(12)	4,513	(976)	3,537
Bargain purchase gain	—	—	—	—	—	—	11,976	79	12,055
Profit from Operations Before Financing and Taxation	(3,621)	(230)	(3,851)	(18,869)	(695)	(19,564)	198,893	547	199,440

Depreciation of Property, plant and equipment and amortization of Intangible assets	(176)	(6)	(182)	(677)	(18)	(695)	(136,537)	(665)	(137,202)
Net loss from Fair value adjustment of Investment property	(3,615)	(263)	(3,878)	—	—	—	(3,615)	(263)	(3,878)

Sugar, Ethanol and Energy and Land Transformation segments have not been reconciled due to the lack of differences.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)

September 30, 2021	Crops			Rice			Dairy
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	162,973	5,633	168,606	90,501	2,224	92,725	124,635	5,049	129,684
Cost of goods and services rendered	(144,139)	(4,717)	(148,856)	(73,913)	(1,128)	(75,041)	(106,001)	(4,034)	(110,035)
Initial recognition and changes in fair value of biological assets and agricultural produce	52,800	4,892	57,692	36,328	4,264	40,592	13,062	716	13,778
Gain from changes in net realizable value of agricultural produce after harvest	(8,090)	(694)	(8,784)	—	—	—	—	—	—
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	63,544	5,114	68,658	52,916	5,360	58,276	31,696	1,731	33,427
General and administrative expenses	(6,543)	(411)	(6,954)	(6,298)	(446)	(6,744)	(3,888)	(280)	(4,168)
Selling expenses	(13,995)	(703)	(14,698)	(11,977)	(757)	(12,734)	(14,000)	(897)	(14,897)
Other operating income, net	271	(139)	132	295	27	322	(117)	(12)	(129)
Profit from Operations Before Financing and Taxation	43,277	3,861	47,138	34,936	4,184	39,120	13,691	542	14,233

Depreciation of Property, plant and equipment and amortization of Intangible assets	(4,595)	(335)	(4,930)	(5,796)	(423)	(6,219)	(5,633)	(408)	(6,041)

September 30, 2021	All other segments			Corporate			Total
	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income	Total segment reporting	Adjustment	Total as per statement of income
Sales of goods sold and services rendered	1,451	93	1,544	—	—	—	777,178	12,999	790,177
Cost of goods and services rendered	(1,065)	(64)	(1,129)	—	—	—	(573,564)	(9,943)	(583,507)
Initial recognition and changes in fair value of biological assets and agricultural produce	(285)	(40)	(325)	—	—	—	173,053	9,832	182,885
Gain from changes in net realizable value of agricultural produce after harvest	—	—	—	—	—	—	(9,619)	(694)	(10,313)
Margin on Manufacturing and Agricultural Activities Before Operating Expenses	101	(11)	90	—	—	—	367,048	12,194	379,242
General and administrative expenses	(91)	(8)	(99)	(15,792)	(969)	(16,761)	(47,102)	(2,114)	(49,216)
Selling expenses	(157)	(7)	(164)	(151)	(11)	(162)	(80,446)	(2,375)	(82,821)
Other operating income, net	(2,122)	(303)	(2,425)	(99)	(19)	(118)	(11,404)	(447)	(11,851)
Profit from Operations Before Financing and Taxation	(2,269)	(329)	(2,598)	(16,042)	(999)	(17,041)	228,096	7,258	235,354

Depreciation of Property, plant and equipment and amortization of Intangible assets	(95)	(8)	(103)	(433)	(29)	(462)	(137,469)	(1,203)	(138,672)
Net gain from Fair value adjustment of Investment property	(2,014)	(289)	(2,303)	—	—	—	(2,014)	(289)	(2,303)

Sugar, Ethanol and Energy and Land Transformation segment have not been reconciled due to the lack of differences.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment analysis for the nine-month period ended September 30, 2022 (unaudited)

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All Other Segments	Farming subtotal
Sales of goods and services rendered	220,993	138,974	181,504	4,034	545,505	424,186	—	—	969,691
Cost of goods sold and services rendered	(205,228)	(114,034)	(156,210)	(3,494)	(478,966)	(295,789)	—	—	(774,755)
Initial recognition and changes in fair value of biological assets and agricultural produce	64,948	14,952	19,634	(122)	99,412	77,717	—	—	177,129
Changes in net realizable value of agricultural produce after harvest	(22,506)	—	—	—	(22,506)	(934)	—	—	(23,440)
Margin on manufacturing and agricultural activities before operating expenses	58,207	39,892	44,928	418	143,445	205,180	—	—	348,625
General and administrative expenses	(11,100)	(9,440)	(7,986)	(184)	(28,710)	(16,134)	—	(18,719)	(63,563)
Selling expenses	(23,257)	(23,318)	(20,727)	(210)	(67,512)	(35,031)	—	(115)	(102,658)
Other operating income / (loss), net	637	649	(110)	(3,645)	(2,469)	3,672	3,345	(35)	4,513
Bargain purchase gain	—	11,976	—	—	11,976	—	—	—	11,976
Profit / (loss) from operations before financing and taxation	24,487	19,759	16,105	(3,621)	56,730	157,687	3,345	(18,869)	198,893

Depreciation of Property, plant and equipment and amortization of Intangible assets	(5,769)	(7,470)	(7,494)	(176)	(20,909)	(114,951)	—	(677)	(136,537)
Net loss from Fair value adjustment of Investment property	—	—	—	(3,615)	(3,615)	—	—	—	(3,615)

Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	12,136	6,964	(774)	(522)	17,804	33,949	—	—	51,753
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	52,812	7,988	20,408	400	81,608	43,768	—	—	125,376
Changes in net realizable value of agricultural produce after harvest (unrealized)	(3,572)	—	—	—	(3,572)	—	—	—	(3,572)
Changes in net realizable value of agricultural produce after harvest (realized)	(18,934)	—	—	—	(18,934)	(934)	—	—	(19,868)

Farmlands and farmland improvements, net	457,171	149,662	2,379	56,946	666,158	78,647	—	—	744,805
Machinery, equipment, building and facilities, and other fixed assets, net	56,431	37,288	110,317	1,740	205,776	173,159	—	—	378,935
Bearer plants, net	1,070	—	—	—	1,070	331,420	—	—	332,490
Work in progress	7,090	51,331	17,262	2,104	77,787	19,500	—	—	97,287
Right of use asset	10,158	3,634	859	—	14,651	316,977	—	1,011	332,639
Investment property	—	—	—	33,330	33,330	—	—	—	33,330
Goodwill	8,191	1,134	5,396	—	14,721	4,039	—	—	18,760
Biological assets	35,033	26,315	26,003	9,593	96,944	91,157	—	—	188,101
Finished goods	44,805	15,913	7,968	—	68,686	110,649	—	—	179,335
Raw materials, Stocks held by third parties and others	80,963	64,360	10,557	2,063	157,943	35,563	—	—	193,506
Total segment assets	700,912	349,637	180,741	105,776	1,337,066	1,161,111	—	1,011	2,499,188
Borrowings	93,688	92,459	164,780	—	350,927	581,469	—	122,353	1,054,749
Lease liabilities	10,154	3,721	760	—	14,635	293,343	—	466	308,444
Total segment liabilities	103,842	96,180	165,540	—	365,562	874,812	—	122,819	1,363,193
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.    Segment information (continued)
Segment analysis for the nine-month period ended September 30, 2021 (unaudited)

	Farming					Sugar, Ethanol and Energy	Land Transformation	Corporate	Total
	Crops	Rice	Dairy	All Other Segments	Farming subtotal
Sales of goods and services rendered	162,973	90,501	124,635	1,451	379,560	397,618	—	—	777,178
Cost of goods sold and services rendered	(144,139)	(73,913)	(106,001)	(1,065)	(325,118)	(248,446)	—	—	(573,564)
Initial recognition and changes in fair value of biological assets and agricultural produce	52,800	36,328	13,062	(285)	101,905	71,148	—	—	173,053
Changes in net realizable value of agricultural produce after harvest	(8,090)	—	—	—	(8,090)	(1,529)	—	—	(9,619)
Margin on manufacturing and agricultural activities before operating expenses	63,544	52,916	31,696	101	148,257	218,791	—	—	367,048
General and administrative expenses	(6,543)	(6,298)	(3,888)	(91)	(16,820)	(14,490)	—	(15,792)	(47,102)
Selling expenses	(13,995)	(11,977)	(14,000)	(157)	(40,129)	(40,166)	—	(151)	(80,446)
Other operating income / (loss), net	271	295	(117)	(2,122)	(1,673)	(15,224)	5,592	(99)	(11,404)
Profit / (loss) from operations before financing and taxation	43,277	34,936	13,691	(2,269)	89,635	148,911	5,592	(16,042)	228,096

Depreciation of Property, plant and equipment and amortization of Intangible assets	(4,595)	(5,796)	(5,633)	(95)	(16,119)	(120,917)	—	(433)	(137,469)
Net gain from Fair value adjustment of Investment property	—	—	—	(2,014)	(2,014)	—	—	—	(2,014)
Initial recognition and changes in fair value of biological assets and agricultural produce (unrealized)	16,534	14,358	(4,416)	1,306	27,782	(23,901)	—	—	3,881
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	36,266	21,970	17,478	(1,591)	74,123	95,049	—	—	169,172
Changes in net realizable value of agricultural produce after harvest (unrealized)	(2,387)	—	—	—	(2,387)	—	—	—	(2,387)
Changes in net realizable value of agricultural produce after harvest (realized)	(5,703)	—	—	—	(5,703)	(1,529)	—	—	(7,232)

As of December 31, 2021:
Farmlands and farmland improvements, net	448,608	146,795	2,143	56,315	653,861	73,979	—	—	727,840
Machinery, equipment, building and facilities, and other fixed assets, net	47,122	29,543	81,516	1,641	159,822	158,611	—	—	318,433
Bearer plants, net	892	—	—	—	892	294,090	—	—	294,982
Work in progress	3,444	33,200	27,341	1,496	65,481	15,887	—	—	81,368
Right of use assets	13,005	3,361	930	—	17,296	243,469	—	11	260,776
Investment property	—	—	—	32,132	32,132	—	—	—	32,132
Goodwill	7,074	979	4,660	—	12,713	3,913	—	—	16,626
Biological assets	54,886	42,729	18,979	7,257	123,851	71,327	—	—	195,178
Finished goods	37,225	5,015	15,157	—	57,397	80,857	—	—	138,254
Raw materials, Stocks held by third parties and others	42,253	14,797	10,416	579	68,045	33,225	—	—	101,270
Total segment assets	654,509	276,419	161,142	99,420	1,191,490	975,358	—	11	2,166,859
Borrowings	31,755	34,230	62,061	—	128,046	524,461	—	165,144	817,651
Lease liabilities	14,106	4,157	924	—	19,187	227,585	—	82	246,854
Total segment liabilities	45,861	38,387	62,985	—	147,233	752,046	—	165,226	1,064,505

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.    Sales

	September 30, 2022	September 30, 2021
	(unaudited)
Sales of manufactured products and services rendered:
Ethanol	282,377	206,673
Sugar	96,695	143,944
Energy (*)	26,451	39,119
Peanut	44,621	40,013
Sunflower	11,888	8,402
Rice (*)	128,789	87,487
Fluid milk (UHT)	58,115	44,777
Powder milk (*)	72,038	44,246
Other dairy products	28,929	20,321
Services	7,488	4,653
Rental income	586	442
Others	25,615	6,620
	783,592	646,697
Sales of agricultural produce and biological assets:
Soybean	77,397	57,363
Corn	60,935	48,189
Wheat	15,104	13,095
Rice	3,352	—
Sunflower	7,124	4,866
Barley	4,181	933
Seeds	—	876
Milk	13,538	12,084
Cattle	3,521	1,129
Cattle for dairy	6,183	3,242
Others	1,173	1,703
	192,508	143,480
Total sales	976,100	790,177

(*) Includes sales tons of energy, rice and powder milk produced by third parties for an amount of US$ 3.09 million.

Commitments to sell commodities at a future date

The Group entered into contracts to sell non-financial instruments, mainly, sugar, soybean and corn through sales forward contracts. Those contracts are held for purposes of delivery the non-financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.

The notional amount of these contracts is US$ 112.8 million as of September 30, 2022 (September 30, 2021: US$ 82.8 million) comprised primarily of 14,123 lts of ethanol (US$ 7.95 million), 132,715 mwh of energy (US$ 7.08 million), 51,306 tons of sugar (US$ 86.65 million), 5,426 tons of soybean (US$ 2 million), 17,627 tons of corn (US$ 3.41 million) and 6,601 tons of wheat (US$ 1.43 million) which expire between October 2022 and May 2023.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.    Cost of goods sold and services rendered
As of September 30, 2022:

	September 30, 2022
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2022 (Note 18)	37,225	5,015	15,157	—	80,857	138,254
Cost of production of manufactured products (Note 6)	51,761	126,378	140,882	—	325,918	644,939
Purchases	22,907	624	606	—	787	24,924
Acquisition of subsidiaries (Note 20)	—	7,964	—	—	—	7,964
Agricultural produce	221,787	2,207	13,562	3,521	11,571	252,648
Transfer to raw material	(70,099)	(7,326)	—	—	—	(77,425)
Direct agricultural selling expenses	22,043	—	—	—	—	22,043
Tax recoveries (i)	—	—	—	—	(14,350)	(14,350)
Changes in net realizable value of agricultural produce after harvest	(22,857)	—	—	—	(934)	(23,791)
Finished goods as of September 30, 2022 (Note 18)	(44,805)	(15,913)	(7,968)	—	(110,649)	(179,335)
Exchange differences	(10,312)	(3,669)	(3,601)	—	2,589	(14,993)
Cost of goods sold and services rendered, and direct agricultural selling expenses period	207,650	115,280	158,638	3,521	295,789	780,878
(i): Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

As of September 30, 2021:

	September 30, 2021
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Finished goods at the beginning of 2021	30,267	5,970	6,489	—	34,315	77,041
Cost of production of manufactured products (Note 6)	44,187	94,818	104,132	—	358,590	601,727
Purchases	25,939	417	—	—	3,527	29,883
Agricultural produce	181,817	—	15,326	1,129	10,950	209,222
Transfer to raw material	(64,790)	(6,985)	—	—	—	(71,775)
Direct agricultural selling expenses	17,559	—	—	—	—	17,559
Tax recoveries (i)	—	—	—	—	(14,766)	(14,766)
Changes in net realizable value of agricultural produce after harvest	(8,784)	—	—	—	(1,529)	(10,313)
Finished goods as of September 30, 2021	(52,431)	(13,405)	(11,885)	—	(135,233)	(212,954)
Exchange differences	(24,908)	(5,774)	(4,027)	—	(7,408)	(42,117)
Cost of goods sold and services rendered, and direct agricultural selling expenses period	148,856	75,041	110,035	1,129	248,446	583,507
(i): Correspond to the presumed credit of ICMS (Imposto sobre Circulação de Mercadorias e Prestação de Serviços) over the sale values.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

Expenses by nature for the nine-months period ended September 30, 2022:

	Cost of production of manufactured products (Note 5)						General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	3,237	9,015	8,904	—	26,893	48,049	29,283	6,966	84,298
Raw materials and consumables	249	647	24,181	—	11,460	36,537	—	—	36,537
Depreciation and amortization	3,415	2,850	3,438	—	88,554	98,257	12,763	736	111,756
Depreciation of right-of-use assets	—	89	503	—	5,332	5,924	7,480	66	13,470
Fuel, lubricants and others	208	192	1,566	—	27,848	29,814	522	248	30,584
Maintenance and repairs	1,158	2,000	1,523	—	16,640	21,321	1,432	654	23,407
Freights	356	9,172	2,107	—	71	11,706	—	39,331	51,037
Export taxes / selling taxes	—	—	—	—	—	—	—	13,434	13,434
Export expenses	—	—	—	—	—	—	—	31,059	31,059
Contractors and services	2,241	295	404	—	4,881	7,821	—	—	7,821
Energy transmission	—	—	—	—	—	—	—	2,056	2,056
Energy power	1,297	2,580	2,520	—	612	7,009	301	76	7,386
Professional fees	41	64	90	—	566	761	6,234	550	7,545
Other taxes	21	91	85	—	1,559	1,756	761	50	2,567
Contingencies	—	—	—	—	—	—	457	—	457
Lease expense and similar arrangements	160	516	149	—	—	825	891	196	1,912
Third parties raw materials	1,934	16,846	54,817	—	12,239	85,836	—	—	85,836
Others	1,038	2,414	1,029	—	2,847	7,328	4,857	8,547	20,732
Subtotal	15,355	46,771	101,316	—	199,502	362,944	64,981	103,969	531,894
Own agricultural produce consumed	36,406	79,607	39,566	—	126,416	281,995	—	—	281,995
Total	51,761	126,378	140,882	—	325,918	644,939	64,981	103,969	813,889

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.    Expenses by nature (continued)

Expenses by nature for six-month period ended September 30, 2021:

	Cost of production of manufactured products (Note 5)						General and Administrative Expenses	Selling Expenses	Total
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	2,579	4,885	6,383	—	24,392	38,239	21,708	5,103	65,050
Raw materials and consumables	423	104	14,616	—	8,941	24,084	—	—	24,084
Depreciation and amortization	2,765	1,767	2,533	—	95,016	102,081	10,388	923	113,392
Depreciation of right-of-use assets	—	72	433	—	4,376	4,881	4,528	38	9,447
Fuel, lubricants and others	277	69	1,261	—	20,843	22,450	563	205	23,218
Maintenance and repairs	1,043	1,185	1,201	—	16,057	19,486	1,309	548	21,343
Freights	449	8,258	1,598	—	511	10,816	—	26,592	37,408
Export taxes / selling taxes	—	—	—	—	—	—	—	30,997	30,997
Export expenses	—	—	—	—	—	—	—	9,108	9,108
Contractors and services	2,233	168	30	—	6,066	8,497	—	—	8,497
Energy transmission	—	—	—	—	—	—	—	1,841	1,841
Energy power	902	1,121	1,680	—	532	4,235	243	67	4,545
Professional fees	49	55	88	—	578	770	5,499	676	6,945
Other taxes	17	71	77	—	2,648	2,813	569	46	3,428
Contingencies	—	—	—	—	—	—	758	—	758
Lease expense and similar arrangements	117	220	159	—	—	496	1,351	173	2,020
Third parties raw materials	1,431	2,604	42,484	—	15,419	61,938	—	—	61,938
Tax recoveries	—	—	—	—	(1,489)	(1,489)	—	—	(1,489)
Others	691	3,818	1,320	—	2,158	7,987	2,300	6,504	16,791
Subtotal	12,976	24,397	73,863	—	196,048	307,284	49,216	82,821	439,321
Own agricultural produce consumed	31,211	70,421	30,269	—	162,542	294,443	—	—	294,443
Total	44,187	94,818	104,132	—	358,590	601,727	49,216	82,821	733,764

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

7.    Salaries and social security expenses

	September 30, 2022	September 30, 2021
	(unaudited)
Wages and salaries	97,027	76,518
Social security costs	29,608	23,888
Equity-settled share-based compensation	7,422	4,545
	134,057	104,951

8.    Other operating income / (expense), net

	September 30, 2022	September 30, 2021
	(unaudited)
(Loss) from commodity derivative financial instruments	(2,683)	(14,833)
Gain from disposal of other property items	2,962	2,164
Net (loss) from fair value adjustment of Investment property	(3,878)	(2,303)
Others	7,136	3,121
	3,537	(11,851)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9.    Financial results, net

	September 30, 2022	September 30, 2021
	(unaudited)
Finance income:
- Interest income	4,360	3,342
- Foreign exchange gain, net	12,642	9,611
- Gain from interest rate/foreign exchange rate derivative financial instruments	—	642
- Other income	165	308
Finance income	17,167	13,903

Finance costs:
- Interest expense	(32,368)	(46,644)
- Finance cost related to lease liabilities	(22,657)	(13,372)
- Cash flow hedge – transfer from equity	(35,575)	(43,707)
- Taxes	(3,632)	(5,553)
- Loss from interest rate/foreign exchange rate derivative financial instruments	(1,192)	—
- Borrowings prepayment related expenses - Brazilian subsidiaries	—	(3,070)
- Other expenses	(6,121)	(4,355)
Finance costs	(101,545)	(116,701)
Other financial results - Net gain of inflation effects on the monetary items	14,677	8,219
Total financial results, net	(69,701)	(94,579)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	September 30, 2022	September 30, 2021
	(unaudited)
Current income tax	(4,364)	(3,729)
Deferred income tax	(19,501)	(65,082)
Income tax (expense)	(23,865)	(68,811)

In June, 2021, the Argentine Government introduced new changes in the income tax, establishing increasing rates, which starts in 25% and reach 35% for income tax gains over Pesos 50 million (0.5 million USD). This new scheme is applicable for the year 2021 onwards.

The gross movement on the deferred income tax account is as follows:

	September 30, 2022	September 30, 2021
	(unaudited)
Beginning of period liability	(255,527)	(162,556)
Exchange differences	(35,779)	(32,366)
Effect of fair value valuation for farmlands	30,495	(21,784)
Acquisition of subsidiary (Note 20)	(1,662)	—
Tax charge relating to cash flow hedge (i)	(7,512)	1,152
Others	(376)	135
Income tax (expense)	(19,501)	(65,082)
End of period liability	(289,862)	(280,501)

(i)It relates to the amount reclassified of US$ 35,145 gain and US$ 34,926 gain from equity to profit and loss for the nine-month period ended September 30, 2022 and 2021, respectively.

Tax Inflation Adjustment in Argentina

Laws 27,430, 27,468 and 27,541 introduced several amendments to the income tax inflation adjustments provided by the Income Tax Law. According to these provisions, and effective as from fiscal years beginning on or after January 1, 2018, the inflation adjustment procedure set out in Title VI of the Income Tax Law shall be applicable in fiscal years in which the variation of IPC price index, accumulated in the 36 months immediately preceding the end of the relevant fiscal year, is higher than 100%. As from its effectiveness, this procedure is applicable because the variation of the IPC reached the prescribed limits.

However, Section 39 of Law No. 24,073 suspended the application of the provisions of Title VI of the Income Tax Law relating to the income tax inflation adjustment since April 1, 1992 to certain items, such as, fixed assets, inventory, and tax loss carryforwards, among others.

After the economic crisis of 2002, many taxpayers began to question the legality of the provisions suspending the income tax inflation adjustment. Also, the Argentine Supreme Court of Justice issued its verdict in the "Candy" case July 3, 2009 in which it stated that particularly for fiscal year 2002 and considering the serious state of disturbance of that year, the taxpayer could demonstrate that not applying the income tax inflation adjustment resulted in confiscatory income tax rates.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.    Taxation (continued)
More recently, the Argentine Supreme Court of Justice applied a similar criterion to the 2010, 2011, 2012 and 2014 fiscal years in the cases brought by “Distribuidora Gas del Centro” (10/14/14, 06/02/15, 10/04/16 and 06/25/19), among others, enabling the application of income tax inflation adjustment for periods not affected by a severe economic crisis such as 2002.

The Company believes that the lack of application of the income tax inflation adjustment is confiscatory. Accordingly, based on the precedents and the opinion of external and internal tax advisors, the Company has adjusted all items for inflation including those suspended by Section 39 of Law 24, 073 as described above. The net effect of the inflation adjustment resulted in a deferred tax asset of US$ 39.2 million.

The application of local tax laws require interpretation, and accordingly involves the application of judgement and is open to challenge by the relevant tax authorities. This gives rise to a level of uncertainty. Provisions for uncertain tax positions are established in accordance with IFRIC 23 based on an assessment of the range of likely tax outcomes in open years and reflecting the strength of technical arguments. Amounts are provided for individual tax uncertainties based on management’s assessment of whether the most likely amount or an expected amount based on a probability weighted methodology is the more appropriate predicter of amounts that the Company is ultimately expected to settle. When making this assessment, the Company utilizes specialist in-house tax knowledge and experience and takes into consideration specialist tax advice from third party advisers on specific items. The Company has not provided any amount in this case based on its belief that it has solid arguments to support its position.

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	September 30, 2022	September 30, 2021
	(unaudited)
Tax calculated at the tax rates applicable to profits in the respective countries	(41,354)	(42,582)
Non-deductible items	(386)	(1,858)
Effect of the changes in the statutory income tax rate in Argentina	118	(33,412)
Non-taxable income	14,342	9,349
Tax losses where no deferred tax asset was recognized	(97)	(118)
Effect of IAS 29 on Argentina´s Shareholder´s equity and deferred income tax.	(16,704)	(1,686)
Utilization of previously unrecognized tax	16,830	—
Others	3,386	1,496
Income tax (expense)	(23,865)	(68,811)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.    Property, plant and equipment
Changes in the Group’s property, plant and equipment for the nine-month periods ended September 30, 2022 and 2021 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and Fittings	Bearer plants	Others	Work in progress	Total
Nine-month period ended September 30, 2021
Opening net book amount.	694,166	21,585	177,604	95,905	304,829	6,463	57,740	1,358,292
Exchange differences	99,852	1,961	16,145	(4,671)	(13,793)	21,270	(6,926)	113,838
Additions	—	160	8,740	41,119	63,574	2,045	45,475	161,113
Revaluation surplus	(84,296)	—	—	—	—	—	—	(84,296)
Transfer from investment property	1,630	—	—	—	—	—	—	1,630
Transfers	—	(4,192)	16,440	13,477	149	27	(25,901)	—
Disposals	—	(7)	(35)	(3,537)	—	(60)	(42)	(3,681)
Reclassification to non-income tax credits (*)	—	—	—	(279)	—	—	—	(279)
Depreciation	—	(2,460)	(19,734)	(59,281)	(54,506)	(1,514)	—	(137,495)
Closing net book amount	711,352	17,047	199,160	82,733	300,253	28,231	70,346	1,409,122
At September 30, 2021 (unaudited)
Cost	711,352	42,200	420,956	789,553	726,446	48,462	70,346	2,809,315
Accumulated depreciation	—	(25,153)	(221,796)	(706,820)	(426,193)	(20,231)	—	(1,400,193)
Net book amount	711,352	17,047	199,160	82,733	300,253	28,231	70,346	1,409,122
Nine-month period ended September 30, 2022
Opening net book amount	711,261	16,579	207,679	83,183	294,982	27,571	81,368	1,422,623
Exchange differences	103,250	1,850	15,780	15,465	5,948	1,514	10,513	154,320
Additions	—	—	10,983	51,193	81,584	2,296	32,900	178,956
Revaluation surplus	(86,817)	—	—	—	—	—	—	(86,817)
Acquisition of subsidiaries (Note 20)	552	—	21,174	—	—	—	—	21,726
Transfers	—	—	19,662	8,019	—	(187)	(27,494)	—
Disposals	—	—	—	(1,346)	—	(127)	—	(1,473)
Reclassification to non-income tax credits (*)	—	—	—	(77)	—	—	—	(77)
Depreciation	—	(1,870)	(22,355)	(59,613)	(50,024)	(1,879)	—	(135,741)
Closing net book amount	728,246	16,559	252,923	96,824	332,490	29,188	97,287	1,553,517
At September 30, 2022 (unaudited)
Cost	728,246	44,288	502,792	876,447	818,294	51,908	97,287	3,119,262
Accumulated depreciation	—	(27,729)	(249,869)	(779,623)	(485,804)	(22,720)	—	(1,565,745)
Net book amount	728,246	16,559	252,923	96,824	332,490	29,188	97,287	1,553,517
(*) Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. As of September 30, 2022, ICMS tax credits were reclassified to trade and other receivables.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.    Property, plant and equipment (continued)

For all Farmlands with a total valuation of US$ 728 million as of September 30, 2022, the valuation was determined using sales Comparison Approach prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare. (Level 3). The Group estimated that, other factors being constant, a 10% reduction on the Sales price for the period ended September 30, 2022 would have reduced the value of the Farmlands on US$ 73 million, which would impact, net of its tax effect on the "Revaluation surplus" item in the statement of Changes in Shareholders' Equity.

Depreciation charges are included in “Cost of production of Biological Assets”, “Cost of production of manufactures products”, “General and administrative expenses”, “Selling expenses” and capitalized in “Property, plant and equipment” for the nine-month periods ended September 30, 2022 and 2021.

As of September 30, 2022, borrowing costs of US$ 2,447 (September 30, 2021: US$ 1,359) were capitalized as components of the cost of acquisition or construction of qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 129,344 as of September 30, 2022 (September 30, 2021: U$S 124,554)

12.    Right of use assets

Changes in the Group’s right of use assets for the nine-month periods ended September 30, 2022 and 2021 were as follows:

	Agricultural partnership (*)	Others	Total
	(unaudited)
Nine-month period ended September 30, 2021
Opening net book amount	192,271	17,423	209,694
Exchange differences	(6,159)	36	(6,123)
Additions and re-measurement	78,356	3,321	81,677
Depreciation	(29,628)	(6,095)	(35,723)
Closing net book amount	234,840	14,685	249,525

Nine-month period ended September 30, 2022
Opening net book amount	235,971	24,805	260,776
Exchange differences	3,215	744	3,959
Additions and re-measurement	110,436	5,335	115,771
Depreciation	(43,700)	(4,167)	(47,867)
Closing net book amount	305,922	26,717	332,639

(*) Agricultural partnership has an average of 6 years duration.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.    Investment property

Changes in the Group’s investment property for the nine-month periods ended September 30, 2022 and 2021 were as follows:

	September 30, 2022	September 30, 2021
	(unaudited)
Beginning of the period	32,132	31,179
(Loss) from fair value adjustment (Note 8)	(3,878)	(2,303)
Reclassification to property, plant and equipment	—	(1,630)
Exchange differences	5,076	4,886
End of the period	33,330	32,132
Cost	33,330	32,132
Net book amount	33,330	32,132

For all Investment properties with a total valuation of US$ 33.3 million as of September 30, 2022, the valuation was determined using Sales Comparison Approach prepared by an independent expert. Sale prices of comparable properties are adjusted considering the specific aspects of each property, the most relevant premise being the price per hectare. (Level 3). The increase /decrease in the fair value is recognized in the Statement of income under the line item "Other operating income, net". There were no changes of the valuation techniques during September 30, 2022 and 2020. The Group estimated that, other factors being constant, a 10% reduction on the Sales price for the period ended September 30, 2022 would have reduced the value of the Investment properties on US$ 3.3 million, which would impact the line item "Net loss from fair value adjustment ".

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.    Intangible assets

Changes in the Group’s intangible assets in the nine-month periods ended September 30, 2022 and 2021 were as follows:

	Goodwill	Software	Trademarks	Others	Total
Nine-month period ended September 30, 2021
Opening net book amount	14,482	5,264	7,150	34	26,930
Exchange differences	1,533	443	1,000	(2)	2,974
Additions	—	1,442	—	64	1,506
Amortization charge (i)	—	(868)	(259)	(50)	(1,177)
Closing net book amount	16,015	6,281	7,891	46	30,233
At September 30, 2021 (unaudited)
Cost	16,015	13,685	10,118	503	40,321
Accumulated amortization	—	(7,404)	(2,227)	(457)	(10,088)
Net book amount	16,015	6,281	7,891	46	30,233

Nine-month period ended September 30, 2022
Opening net book amount	16,626	6,485	8,191	35	31,337
Exchange differences	2,134	757	1,093	(2)	3,982
Additions	—	1,024	422	722	2,168
Amortization charge (i)	—	(1,077)	(333)	(51)	(1,461)
Closing net book amount	18,760	7,189	9,373	704	36,026
At September 30, 2022 (unaudited)
Cost	18,760	15,998	12,040	1,230	48,028
Accumulated amortization	—	(8,809)	(2,667)	(526)	(12,002)
Net book amount	18,760	7,189	9,373	704	36,026

(i) Amortization charges are included in “General and administrative expenses” and “Selling expenses” for the period ended September 30, 2022 and 2021, respectively.

The Group conducts an impairment test annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable (see Note 30).

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets

Changes in the Group’s biological assets in the nine-month periods ended September 30, 2022 and 2021 were as follows:

	September 30, 2022
	Crops (i)	Rice (i)	Dairy	All other segments	Sugarcane (i)	Total
Beginning of the year	54,886	42,729	18,979	7,257	71,327	195,178
Increase due to purchases	—	—	—	2,850	—	2,850
Acquisition of subsidiaries (Note 20)	—	1,676	—	—	—	1,676
Initial recognition and changes in fair value of biological assets	67,769	15,906	20,076	(101)	77,717	181,367
Decrease due to harvest / disposals	(221,787)	(81,801)	(61,419)	(4,560)	(143,671)	(513,238)
Decrease due to sales of agricultural produce	—	—	—	—	—	—
Costs incurred during the period	125,590	41,055	45,369	3,002	85,159	300,175
Exchange differences	8,575	6,750	2,998	1,145	625	20,093
End of the period (unaudited)	35,033	26,315	26,003	9,593	91,157	188,101

	September 30, 2021
	Crops (i)	Rice (i)	Dairy	All other segments	Sugarcane (i)	Total
Beginning of the year	43,787	29,062	12,933	4,703	75,208	165,693
Increase due to purchases	—	—	—	1,710	—	1,710
Initial recognition and changes in fair value of biological assets	57,692	40,592	13,778	(325)	71,148	182,885
Decrease due to harvest / disposals	(181,817)	(93,691)	(46,473)	(1,759)	(177,134)	(500,874)
Costs incurred during the period	99,029	37,967	34,776	1,551	69,321	242,644
Exchange differences	7,032	4,859	2,163	786	(3)	14,837
End of the period (unaudited)	25,723	18,789	17,177	6,666	38,540	106,895

(i)Biological assets that are measured at fair value within level 3 of the hierarchy.

The discounted cash flow valuation technique and the significant unobservable inputs used to calculate the fair value of these biological assets are consistent with those of the audited annual financial statements for the year ended December 31, 2021 described in Note 16. Please see Level 3 definition in Note 16 of these condensed consolidated interim financial statements.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets (continued)

Cost of production as of September 30, 2022:

	September 30, 2022
	(unaudited)
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	3,691	7,807	5,625	710	8,659	26,492
Depreciation and amortization	—	—	—	—	3,417	3,417
Depreciation of right-of-use assets	—	—	—	—	30,807	30,807
Fertilizers, agrochemicals and seeds	39,833	5,730	—	—	25,327	70,890
Fuel, lubricants and others	586	839	1,093	57	3,161	5,736
Maintenance and repairs	1,243	4,985	2,896	354	2,338	11,816
Freights	3,987	420	159	180	—	4,746
Contractors and services	35,218	16,201	—	7	5,822	57,248
Feeding expenses	—	—	18,030	527	—	18,557
Veterinary expenses	—	—	2,782	217	—	2,999
Energy power	28	3,353	940	6	—	4,327
Professional fees	211	259	103	2	380	955
Other taxes	1,054	117	11	83	105	1,370
Lease expense and similar arrangements	36,672	502	—	3	4,236	41,413
Others	3,067	842	298	67	907	5,181
Subtotal	125,590	41,055	31,937	2,213	85,159	285,954
Own agricultural produce consumed	—	—	13,432	789	—	14,221
Total	125,590	41,055	45,369	3,002	85,159	300,175

Cost of production as of September 30, 2021:

	September 30, 2021
	(unaudited)
	Crops	Rice	Dairy	All other segments	Sugar, Ethanol and Energy	Total
Salaries, social security expenses and employee benefits	2,523	5,860	4,079	535	7,561	20,558
Depreciation and amortization	—	—	—	—	3,666	3,666
Depreciation of right-of-use assets	—	—	—	—	25,374	25,374
Fertilizers, agrochemicals and seeds	28,649	2,284	—	—	23,499	54,432
Fuel, lubricants and others	537	558	730	42	2,176	4,043
Maintenance and repairs	702	6,203	2,002	281	1,846	11,034
Freights	3,503	760	118	58	—	4,439
Contractors and services	32,100	19,601	—	8	4,334	56,043
Feeding expenses	—	—	14,361	234	—	14,595
Veterinary expenses	—	—	2,403	287	—	2,690
Energy power	27	1,207	758	5	—	1,997
Professional fees	232	152	49	5	240	678
Other taxes	959	85	7	70	39	1,160
Lease expense and similar arrangements	28,062	—	—	1	1	28,064
Others	1,735	1,257	512	25	585	4,114
Subtotal	99,029	37,967	25,019	1,551	69,321	232,887
Own agricultural produce consumed	—	—	9,757	—	—	9,757
Total	99,029	37,967	34,776	1,551	69,321	242,644
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.    Biological assets (continued)

Biological assets as of September 30, 2022 and December 31, 2021 were as follows:

	September 30, 2022	December 31, 2021
	(unaudited)
Non-current
Cattle for dairy production	25,583	18,428
Breeding cattle	580	707
Other cattle	356	220
	26,519	19,355
Current
Breeding cattle	8,657	6,330
Other cattle	420	551
Sown land – crops	46,858	54,886
Sown land – rice	26,315	42,729
Sown land – sugarcane	79,332	71,327
	161,582	175,823
Total biological assets	188,101	195,178

16.    Financial instruments

As of September 30, 2022, the financial instruments recognized at fair value on the statement of financial position comprise derivative financial instruments.

In the case of Level 1, valuation is based on unadjusted quoted prices in active markets for identical financial assets that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise crop futures and options traded on the stock market. In the case of securities, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

Derivatives not traded on the stock market allocated to Level 2 are valued using models based on observable market data. For this, the Group uses inputs directly or indirectly observable in the market, other than quoted prices. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest-rate swaps and foreign-currency interest-rate swaps.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group does not have financial instruments allocated to this level for any of the periods presented.

There were no transfer between any levels during the period.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.    Financial instruments (continued)

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of September 30, 2022 and their allocation to the fair value hierarchy:

	2022
	Level 1	Level 2	Total

Assets
Derivative financial instruments	860	2,170	3,030
Restricted short-term investment (1)	79,365	—	79,365
Total assets	80,225	2,170	82,395
Liabilities
Derivative financial instruments	(506)	(46)	(552)
Total liabilities	(506)	(46)	(552)

(1) US T-Bills with maturity from the date of acquisition longer than 90 days used as collateral for short-term borrowings. These investments are not available for use by other entities of the Group. See Note 24.

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Group uses a range of valuation models for this purpose, details of which may be obtained from the following table:

Class	Pricing Method	Parameters	Pricing Model	Level	Total

Futures	Quoted price	-	-	1	352

NDF	Quoted price	Swap curve	Present value method	2	31
NDF	Quoted price	Foreign-exchange curve	Present value method	1	2
Interest-rate swaps	Theoretical price	Money market interest-rate curve.	Present value method	2	2,093
US T-Bills	Quoted price	-	-	1	79,365

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Trade and other receivables, net

	September 30, 2022	December 31, 2021
	(unaudited)
Non current
Advances to suppliers	2,799	952
Income tax credits	7,744	6,862
Non-income tax credits (i)	16,850	19,156
Judicial deposits	1,735	1,674
Receivable from disposal of subsidiary	8,115	9,830
Other receivables	3,766	3,757
Non current portion	41,009	42,231
Current
Trade receivables	127,541	63,726
Less: Allowance for trade receivables	(4,299)	(3,023)
Trade receivables – net	123,242	60,703
Prepaid expenses	9,221	9,405
Advance to suppliers	42,275	19,074
Income tax credits	964	1,846
Non-income tax credits (i)	41,299	29,414
Receivable from disposal of subsidiary	9,127	17,259
Cash collateral	62	21
Other receivables	11,793	8,127
Subtotal	114,741	85,146
Current portion	237,983	145,849
Total trade and other receivables, net	278,992	188,080

(i) Includes US$ 77 for the nine-month period ended September 30, 2022 reclassified from property, plant and equipment (for the year ended December 31, 2021: US$ 303).
The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements (continued)
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.    Trade and other receivables, net (continued)

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	September 30, 2022	December 31, 2021
	(unaudited)
Currency
US Dollar	114,990	62,604
Argentine Peso	64,818	55,260
Uruguayan Peso	1,888	460
Brazilian Reais	97,297	69,756
	278,993	188,080

As of September 30, 2022 trade receivables of US$ 50,441 (December 31, 2021: US$ 11.224) were past due but not impaired. The ageing analysis of these receivables indicates that US$ 733 and US$ 717 are over 6 months in September 30, 2022 and December 31, 2021, respectively.

The creation and release of allowance for trade receivables have been included in ‘Selling expenses’ in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The other classes within other receivables do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

18.    Inventories

	September 30, 2022	December 31, 2021
	(unaudited)
Raw materials	193,506	101,270
Finished goods (Note 5) (i)	179,335	138,254
	372,841	239,524

(i) Finished goods of Crops reportable segment are valued at fair value.

19.    Cash and cash equivalents

	September 30, 2022	December 31, 2021
	(unaudited)
Cash at bank and on hand	71,927	152,721
Short-term bank deposits	87,435	47,045
	159,362	199,766

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20.    Acquisition

Acquisition of subsidiaries of Viterra in Argentina and Uruguay

On May 3, 2022, (the “Closing Date”) the Group, through certain subsidiaries consummated the acquisition of the rice operations in Uruguay and Argentina of the Viterra Group, comprising a 100% ownership of Molinos Libres S.A. (Argentina), Viterra Uruguay S.A. (Uruguay) and Paso Dragón S.A. (Uruguay). Paso Dragón S.A. has a 12% equity investment in Galofer S.A. (Uruguay). The transaction also includes the acquisition of certain leasing agreements. All of the acquired subsidiaries form part of the Rice Business Segment.

The terms and conditions of the agreement contemplate the payment, subject to adjustments, of a purchase price of approximately US$ 17.7 million payable in three annual installments and the assumption of the existing financial debt for an amount of US$ 17.9 million. At Closing Date, the Company paid the first installments of US$ 2.0 million and US$ 8 million of the assumed debt.

In addition, the agreement provides for a cash contingent payment of US$ 778 thousands, which will be payable only if certain conditions are met.

The Company has made a preliminary allocation of the estimated purchase price to the identifiable assets acquired and liabilities assumed based on their fair values at acquisition date. The Company has made significant assumptions and estimates in determining the preliminary estimated purchase price, including the contingent payment and the preliminary allocation of the estimated purchase price in these consolidated interim financial statements. The acquisition accounting is dependent upon certain valuations and other studies that have yet to progress to a stage where there is sufficient information for a definitive measurement. Therefore, these preliminary estimates and assumptions are subject to change during the measurement period as the Company finalizes the valuations of the net intangible and tangible assets. The final allocation may include changes to (1) the fair values of property, plant and equipment, (2) the recognized amounts of contingencies and liabilities and (3) assets and liabilities, as more information becomes available.

These final valuations may change significantly from the preliminary estimates. Differences between these preliminary estimates and the final acquisition accounting could have a material impact on these consolidated interim financial statements and the Company´s consolidated future results of operations and financial position. The Company expects to finalize the purchase price allocation during the fourth quarter ended December 31, 2022.

As the fair value of the identifiable net assets acquired was greater than the total consideration paid, negative goodwill arises on the acquisition. The negative goodwill is recognized as “Bargain purchase gain” in the income statement for the nine- months ended September 30, 2022 reflecting the opportunity to acquire the rice operations in Argentina and Uruguay from an outgoing market player.

The following table summarizes the estimated preliminary purchase price:

Purchase consideration:
Amount paid in cash	1,993
Amounts to be paid in installments (*)	15,100
Total purchase consideration	17,093
Fair value of net assets acquired	29,122
Bargain purchase gain over the total purchase consideration	12,029
(*) Amounts to be paid in installments were discounted at present value as of the date of acquisition at a 6.5% discount rate.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20.    Acquisition (continued)

The preliminary estimates assets and liabilities at the date of acquisition are as follows:

Cash and cash equivalents	3,172
Trade and other receivables	22,371
Inventories	50,904
Biological assets	1,675
Property, plant and equipment	21,478
Total Assets	99,600
Trade and other payables	(47,568)
Payroll and other liabilities	(908)
Borrowings	(20,257)
Deferred income tax liabilities	(1,745)
Total Liabilities	(70,478)
Fair value of Net Assets Acquired	29,122

The Company used a replacement cost method or a market approach, as appropriate, to measure the fair value of property, plant and equipment.

All other net tangible assets were valued at their respective carrying amounts, as the Company believes that these amounts approximate their current fair values.

A decrease in the fair value of assets acquired, or an increase in the fair value of liabilities assumed, from those preliminary valuations would result in a dollar-for-dollar corresponding decrease in the “Bargain purchase gain”.

Acquisition-related costs of USD 193 thousands are included in General and administrative expenses in the Condensed Consolidated Interim Statement of Income.

The following table summarizes the sales of goods and services rendered and profit from operations of the subsidiaries acquired included in the consolidated interim statements of income for the nine-month and three-month periods ended September 30, 2022 as from the date of acquisition:

Period from the date of acquisition to September 30, 2022
Sales of goods and service rendered	42,153
Profit from operations	2,931

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.    Shareholder´s contribution

	Number of shares (thousands)	Share capital and share premium
At January 1, 2021	122,382	1,086,388
Restricted shares vested	—	3,594
Purchase of own shares	—	(45,308)
At September 30, 2021	122,382	1,044,674

At January 1, 2022	122,382	1,034,633
Reduction of issued share capital of the Company	(11,000)	(16,500)
Employee share options exercised (Note 22)	—	2,432
Restricted share vested	—	4,647
Purchase of own shares	—	(21,813)
Dividends to shareholders	—	(35,000)
At September 30, 2022	111,382	968,399
Decision of the Extraordinary General Shareholders’ meeting

On April 20, 2022 the extraordinary general meeting of the shareholders of the Company resolved to reduce the issued share capital of the Company by an amount of $16,500,000 by the cancellation of 11,000,000 shares with a nominal value of $1.50 each held in treasury by the Company so that, as from April 20, 2022, our issued share capital amounts to $167,072,722.50, represented by 111,381,815 shares in issue (of which 1,932,628 are treasury shares) with a nominal value of $1.50 each.

Share Repurchase Program

On September 12, 2013, the Board of Directors of the Company authorized a share repurchase program for up to 5% of its outstanding shares. The repurchase program has been renewed by the Board of Directors after each 12-month period. On August 9, 2022, the Board of Directors approved the renewal of the Program and extension of the term for an additional twelve-month period ending on September 23, 2023.

Repurchases of shares under the program may be made from time to time (i) in open market transactions in compliance with the trading conditions of Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, and applicable rules and regulations; and (ii) through privately negotiated transactions. The share repurchase program does not require Adecoagro to acquire any specific number or amount of shares and may be modified, suspended, reinstated or terminated at any time in the Company’s discretion and without prior notice. The size and the timing of repurchases will depend upon market conditions, applicable legal requirements and other factors.

As of September 30, 2022, the Company repurchased an aggregate of 20,084,538 shares under the program, of which 7,860,922 have been utilized to cover the exercise and granted of the Company’s employee stock option plan and restricted stock plan and 11 millions share were reduced from capital. During the nine-month periods ended September 30, 2022 and 2021 the Company repurchased shares for an amount of 3,331,749 and 5,826,956 respectively. The outstanding treasury shares as of September 30, 2022 totaled 1,932,628.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.    Shareholder´s contribution (continued)

Dividend distribution

On April 20, 2022 the general meeting of the shareholders of the Company resolved the payment of an annual dividend of USD 35 million to be paid to outstanding shares in two installments in May and November. The first payment, of USD 17.5 million (0.1572 per share) was made on May 17th and the second installment will be made in November 17, 2022.

22.    Equity-settled share-based payments

The Group has set the “2004 Incentive Option Plan” (“Option Schemes”) under which the Group granted equity-settled options to senior managers and selected employees of the Group´s subsidiaries. Additionally, in 2010 the Group has set a “Adecoagro Restricted Share and Restricted Stock Unit Plan” (referred to as “Restricted Share Plan”) under which the Group grants restricted shares, or restricted stock units to directors of the Board, senior and medium management and key employees of the Group.

(a)Option Schemes

No expense was accrued for both periods under the Options Schemes.

As of September 30, 2022, 313,582 options (September 30, 2021: nil) were exercised, and nil options (September 30, 2021: nil) were forfeited, and nil options were expired (September 30, 2021: nil).

(b)Restricted Share and Restricted Stock Unit Plan

As of September 30, 2022, the Group recognized compensation expense US$ 5.4 million related to the restricted shares granted under the Restricted Share Plan (September 30, 2021: US$ 4.7 million). For the nine-month period ended September 30, 2022, 1,402,391 Restricted Shares were granted (September 30, 2021: 1,061,349), 828,690 were vested (September 30, 2021: 664,103), and 33,409 Restricted shares were forfeited (September 30, 2021: 15,484).

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

23.    Trade and other payables

	September 30, 2022	December 31, 2021
	(unaudited)
Non-current
Trade payables	1,908	—
Payable from acquisition of subsidiary (Note 20)	12,364	—
Other payables	374	284
	14,646	284
Current
Trade payables	132,142	151,979
Advances from customers	7,517	8,705
Taxes payable	7,240	6,866
Dividends to shareholders (Note 21)	17,500	—
Payables from acquisition of subsidiaries (Note 20)	3,160	—
Other payables	769	1,196
	168,328	168,746
Total trade and other payables	182,974	169,030

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other payables approximate their carrying amount, as the impact of discounting is not significant.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.    Borrowings

	September 30, 2022	December 31, 2021
	(unaudited)
Non-current
Senior Notes (*)	497,790	497,455
Bank borrowings (*)	244,847	208,032
	742,637	705,487
Current
Senior Notes (*)	750	8,250
Bank overdrafts	70,826	11,768
Bank borrowings (*)	240,536	92,146
	312,112	112,164
Total borrowings	1,054,749	817,651

(*) As of September 30, 2022, the Group was in compliance with the related financial covenants under the respective loan agreements.

As of September 30, 2022, total bank borrowings include collateralized liabilities of US$ 173,821 (December 31, 2021: US$ 70,221). These loans are mainly collateralized by property, plant and equipment, sugarcane plantations, sugar export contracts, shares of certain subsidiaries of the Group and restricted short-term investment, see Note 16.

Notes 2027

On September 21, 2017, the Company issued senior notes (the “Notes”) for US$ 500 million, at an annual nominal rate of 6%. The Notes will mature on September 21, 2027. Interest on the Notes are payable semi-annually in arrears on March 21 and September 21 of each year. The total proceeds nets of expenses was US$ 496.5 million.

The Notes are fully and unconditionally guaranteed on a senior unsecured basis by certain of our current and future subsidiaries, currently: Adeco Agropecuaria S.A., Adecoagro Brasil Participações S.A., Adecoagro Vale do Ivinhema S.A., Pilagá S.A. and Usina Monte Alegre Ltda. are the only Subsidiary Guarantors.

The Notes contain customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions.

Loan with International Finance Corporation (IFC)

In June 2020, our Argentine subsidiaries, Adeco Agropecuaria , Pilaga and L3N S.A. entered into a US$100 million loan agreement with International Finance Corporation (IFC), member of the World Bank Group. The loan's tenor is eight years, including a two-year grace period, with a rate of LIBOR + 4%. In October 2020, US$ 22 million has been received.

The loan contains customary financial covenants and restrictions which require us to meet pre-defined financial ratios, among other restrictions.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

24.    Borrowings (continued)

The maturity of the Group's borrowings and the Group's exposure to fixed and variable interest rates is as follows:

	September 30, 2022	December 31, 2021
	(unaudited)
Fixed rate:
Less than 1 year	300,881	104,349
Between 1 and 2 years	38,333	12,503
Between 2 and 3 years	11,413	12,500
Between 3 and 4 years	2,223	—
More than 5 years	497,790	497,455
	850,640	626,807
Variable rate:
Less than 1 year	11,231	7,815
Between 1 and 2 years	3,682	5,075
Between 2 and 3 years	32,783	31,754
Between 3 and 4 years	31,547	29,255
Between 4 and 5 years	76,740	71,045
More than 5 years	48,126	45,900
	204,109	190,844
	1,054,749	817,651

The breakdown of the Group´s borrowing by currency is included in Note 2 - Interest rate risk.

The carrying amount of short-term borrowings is approximate its fair value due to the short-term maturity. Long term borrowings subject to variable rate approximate their fair value. The fair value of long-term subject to fix rate do not significant differ from their fair value. The fair value (level 2) of the senior notes equals US$ 458 million, 91.65% of the nominal amount.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

25.    Lease liabilities

	September 30, 2022	December 31, 2021
	(unaudited)
Lease liabilities
Non-current	260,022	201,718
Current	48,422	45,136
	308,444	246,854

The maturity of the Group's lease liabilities is as follows:

	September 30, 2022	December 31, 2021
	(unaudited)
Less than 1 year	48,422	45,136
Between 1 and 2 years	18,251	44,847
Between 2 and 3 years	53,467	38,745
Between 3 and 4 years	43,477	30,085
Between 4 and 5 years	35,093	24,072
More than 5 years	109,734	63,969
	308,444	246,854

26.    Payroll and social security liabilities

	September 30, 2022	December 31, 2021
	(unaudited)
Non-current
Social security payable	1,315	1,243
	1,315	1,243
Current
Salaries payable	9,010	2,617
Social security payable	3,366	3,499
Provision for vacations	10,002	8,136
Provision for bonuses	9,249	10,799
	31,627	25,051
Total payroll and social security liabilities	32,942	26,294

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

27.    Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity. There have been no material changes to claimed amounts and current proceedings since December 31, 2021.

28.    Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Loss included in the statement of income		Balance payable
			September 30, 2022	September 30, 2021	September 30, 2022	December 31, 2021

			(unaudited)	(unaudited)	(unaudited)
Directors and senior management	Employment	Compensation selected employees	(5,679)	(5,854)	(14,746)	(16,198)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

29.    Basis of preparation and presentation

The information presented in the accompanying condensed consolidated interim financial statements (“interim financial statements”) as of September 30, 2022 and for the nine-months ended September 30, 2022 and 2021 is unaudited and in the opinion of management reflect all adjustments necessary to present fairly the financial position of the Group as of September 30, 2022, results of operations and cash flows for the nine-month periods ended September 30, 2022 and 2021. All such adjustments are of a normal recurring nature. In preparing these accompanying interim financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. The results for interim periods are not necessarily indicative of annual results.

These interim financial statements have been prepared in accordance with International Accounting Standard 34 (IAS 34), ‘Interim financial reporting’ as issued by the International Accounting Standards Board (IASB) and they should be read in conjunction with the annual financial statements for the year ended December 31, 2021, which have been prepared in accordance with IFRSs.

Certain new accounting standards and interpretations are mandatory since January 1, 2022. These standards did not have any material impact on the Company's consolidated financial statements.

The accounting policies adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2021.

Business combinations — purchase price allocation

Complementing Note 32.a to our Consolidated Financial statements as of December 31, 2021 (Scope of consolidation – Subsidiaries), when describing the acquisition method for a business combination, it is necessary to state that: The excess of consideration over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the consideration is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of income under the line item “Bargain purchase gain”.

Short-term investments

Financial assets at fair value through profit or loss: the initial recognition is at cost. Subsequently it is valued at and subsequently measured at fair value, and recognising the variation its fair value in the Statement of income in the line Financial results.

Seasonality of operations

The Group’s business activities are inherently seasonal. The Group generally harvest and sell its grains (corn, soybean, rice and sunflower) between February and August, with the exception of wheat, which is harvested from December to January. Peanut is harvested from April to May, and sales are executed with higher intensity during the third quarter of the year. Cotton is a unique in that while it is typically harvested from June to August, it requires processing which takes about two to three months to complete. Sales in our Dairy business segment tend to be more stable. However, milk production is generally higher during the fourth quarter, when the weather is more suitable for production. Although our Sugar, Ethanol and Electricity cluster is currently operating under a "non-stop" or "continuous" harvest and without stopping during traditional off-season, the rest of the sector in Brazil is still primarily operating with large off-season periods from December/January to March/April. The result of large off-season periods is fluctuations in our sugar and ethanol sales and in our inventories, usually peaking in December to take advantage of higher prices during the traditional off-season period (i.e., January through April). As a result of the above factors, there may be significant variations in our financial results from one quarter to another. In addition, our quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of initial recognition and changes in fair value of biological assets and agricultural produce.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

30.    Critical accounting estimates and judgments

The Group's critical accounting policies are also consistent with those of the audited annual financial statements for the year ended December 31, 2021 described in Note 32.

Impairment of non-financial assets

At the date of each statement of financial position, the Group reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets could have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independently, assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The Group’s property, plant and equipment items generally do not generate independent cash flows.

In the case of Goodwill, any goodwill acquired is allocated to the cash-generating unit (‘CGU’) expected to benefit from the business combination. CGU to which goodwill is allocated is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying amount of the CGU may be impaired. The carrying amount of the CGU is compared to its recoverable amount, which is the higher of fair value less costs to sell and the value in use. An impairment loss is recognized for the amount by which the carrying amount exceeds its recoverable amount. The impairment review requires management to undertake certain significant judgments, including estimating the recoverable value of the CGU to which goodwill is allocated, based on either fair value less costs-to-sell or the value-in-use, as appropriate, in order to reach a conclusion on whether it deems the goodwill is impaired or not.

For purposes of the impairment testing, each CGU represents the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or group of assets.

Farmlands may be used for different activities that may generate independent cash flows. Those farmlands that are used for more than one segment activity (i.e. crops and cattle or rental income), the farmland is further subdivided into two or more CGUs, as appropriate, for purposes of impairment testing. For its properties in Brazil, management identified a farmland together with its related mill as separate CGUs. Most of the farmlands in Argentina and Uruguay are treated as single CGUs.

Based on these criteria, management identified a total amount of 42 CGUs as of September 30, 2022 and 39 CGUs as of September 30, 2021.

As of September 30, 2022 and 2021, due to the fact that there were no impairment indicators, the Group only tested those CGUs with allocated goodwill in Argentina and Brazil.

CGUs tested based on a fair-value-less-costs-to-sell model at September 30, 2022 and 2021:

As of September 30, 2022, the Group identified 10 CGUs in Argentina (2021: 10 CGUs) to be tested based on this model (all CGUs with allocated goodwill). Estimating the fair value less costs-to-sell is based on the best information available, and refers to the amount at which the CGU could be bought or sold in a current transaction between willing parties. Management may be assisted by the work of external advisors. When using this model, the Group applies the “sales comparison approach” as its method of valuing most properties, which relies on results of sales of similar agricultural properties to estimate the value of the CGU. This approach is based on the theory that the fair value of a property is directly related to the selling prices of similar properties.

Fair values are determined by extensive analysis which includes current and potential soil productivity of the land (the ability to produce crops and maintain livestock) projected margins derived from soil use, rental value obtained for soil use, if applicable, and other factors such as climate and location. Farmland ratings are established by considering such factors as soil texture and quality, yields, topography, drainage and rain levels. Farmland may contain farm outbuildings. A farm outbuilding is any improvement or structure that is used for farming operations. Outbuildings are valued based on their size, age and design.
The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

30.    Critical accounting estimates and judgments (continued)
Based on the factors described above, each farm property is assigned different soil classifications for the purposes of establishing a value, Soil classifications quantify the factors that contribute to the agricultural capability of the soil. Soil classifications range from the most productive to the least productive.

The first step to establishing an assessment for a farm property is a sales investigation that identifies the valid farm sales in the area where the farm is located. A price per hectare is assigned for each soil class within each farm property. This price per hectare is determined based on the quantitative and qualitative analysis mainly described above.

The results are then tested against actual sales, if any, and current market conditions to ensure the values produced are accurate, consistent and fair.

The following table shows only the 10 CGUs (2021: 10 CGUs) where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU / Operating segment / Country	September 30, 2022	September 30, 2021
La Carolina / Crops / Argentina	242	197
La Carolina / Cattle / Argentina	39	32
El Orden / Crops / Argentina	260	212
El Orden / Cattle / Argentina	9	8
La Guarida / Crops / Argentina	1,726	1,407
La Guarida / Cattle / Argentina	889	725
Los Guayacanes / Crops / Argentina	3,196	2,606
Doña Marina / Rice / Argentina	5,565	4,536
El Colorado / Crops / Argentina	2,768	2,256
El Colorado / Cattle / Argentina	27	22
Closing net book value of goodwill allocated to CGUs tested (Note 13)	14,721	12,001
Closing net book value of PPE items and other assets allocated to CGUs tested	158,307	143,064
Total assets allocated to CGUs tested	173,028	155,065

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2022 and 2021.
CGUs tested based on a value-in-use model at September 30, 2022 and 2021:

As of September 30, 2022, the Group identified 2 CGUs (2020: 2 CGUs) in Brazil to be tested based on this model (all CGUs with allocated goodwill). The determination of the value-in-use calculation required the use of significant estimates and assumptions related to management’s cash flow projections In performing the value-in-use calculation, the Group applied pre-tax rates to discount the future pre-tax cash flows. In each case, these key assumptions have been made by management reflecting past experience and are consistent with relevant external sources of information, such as appropriate market data. In calculating value-in-use, management may be assisted by the work of external advisors.

The key assumptions used by management in the value-in-use calculations which are considered to be most sensitive to the calculation are:

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

30.    Critical accounting estimates and judgments (continued)

Key Assumptions	September 30, 2022	September 30, 2021
Financial projections	Covers 5 years for UMA (*)	Covers 5 years for UMA (*)
	Covers 5 years for AVI (**)	Covers 5 years for AVI (**)
Yield average growth rates	0-1%	0-1%
Future pricing increases	1.21% per annum	1.76% per annum
Future cost decrease	0.25% per annum	0.33% per annum
Discount rates	5.2%	4%
Perpetuity growth rate	1%	1%

(*) UMA stands for Usina Monte Alegre LTDA.
(**) AVI stands for Adecoagro Vale Do Ivinhema S.A.

Discount rates are based on the risk-free rate for U. S. government bonds, adjusted for a risk premium to reflect the increased risk of investing in South America and Brazil in particular. The risk premium adjustment is assessed for factors specific to the respective CGUs and reflects the countries that the CGUs operate in.

The following table shows only the 2 CGUs where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU/ Operating segment	September 30, 2022	September 30, 2021
AVI / Sugar, Ethanol and Energy	2,937	2,919
UMA / Sugar, Ethanol and Energy	1,102	1,095
Closing net book value of goodwill allocated to CGUs tested (Note 14)	4,039	4,014
Closing net book value of PPE items and other assets allocated to CGUs tested	518,814	469,434
Total assets allocated to 2 CGUs tested	522,853	473,448

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2022 and 2021.

Management views these assumptions are conservative and does not believe that any reasonable change in the assumptions would cause the carrying value of these CGU’s to exceed the recoverable amount.

31.    Information related to COVID-19 pandemic

In December 2019, a novel strain of coronavirus (“COVID-19”) was reported to have surfaced in China and started spreading to the rest of the world in early 2020. The COVID-19 virus has impacted economic activity worldwide and has posed the risk that Adecoagro or its employees, contractors, suppliers, customers and other business partners may be prevented from conducting certain business activities for an indefinite period of time, including due to shutdowns mandated by governmental authorities or otherwise adopted by companies as a preventive measure.

Both in Argentine and Brazil, governments adopted social distancing measures, and shutdowns, that affected economic activities. In our case, activities pursued by our Argentine subsidiaries, related to agricultural production, distribution and commercialization, were exempted from the Mandatory Isolation Regime for being considered “essential” activities. Also our activities in Brazil have no restrictions. Thus, the activity of the Company has not suffered any severe effect.

As of the date of this report, impulsed by the vaccination path, almost all restrictions were lifted.

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Adecoagro S.A.
Notes to the Condensed Consolidated Interim Financial Statements
(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

31.    Information related to COVID-19 pandemic (continued)
The Company is closely monitoring the situation and taking all necessary measures at its disposal to preserve human life and its operation.

The Company has enacted prevention and action protocols tailored for each facility and activity, in addition to constituting crises committees to monitor the Company’s response to the pandemic.

Measures taken include but are not limited to: (i) body temperature controls at entrances of each facility and other critical check points, (ii) mandatory distancing in the workplace, (iii) maximum limit of people in the conferences rooms, lunch room and vehicles (iv) sanitary barriers, (v) special protective attire and masks, (vi) mandatory quarantines for those who have been in contact with travelers or with symptomatic persons, (vii) training programs and information about how to prevent the risks of transmission of COVID-19, (viii) hired an infectious disease specialist to further assess on site. Additionally, remote work has been guaranteed for the duration of the pandemic for employees based in central offices, and a rotation scheme has been implemented for administrative employees based in the farms or industrial facilities.

The accompanying notes are an integral part of these condensed consolidated interim financial statements